Exhibit 99.3

NICE Actimize Named a Leader in the IDC MarketScape 2020 Enterprise Fraud
Management Report

The inaugural IDC MarketScape cites that the NICE Actimize platform is proven to work at extreme scale with high performance and reliability and that its AI-enabled alert and case management can provide efficiency gains across fraud operations teams

Hoboken, N.J., July 9, 2020 – NICE Actimize, a NICE business (Nasdaq: NICE) and a leader in Autonomous Financial Crime Management, today announced that IDC, a global provider of market intelligence, has named NICE Actimize a Leader in the inaugural “IDC MarketScape: Worldwide Enterprise Fraud Management in Banking 2020 Vendor Assessment.” (Doc #US45617020 July 2020).

Steven D’Alfonso, Research Director, IDC Financial Insights, said, “Banks should consider fraud as a strategic priority within the overall digital transformation strategy of the organization. Forward-looking banks view fraud management as an important component of managing the customer experience, leveraging fraud analytics to enhance product and service offerings. The growth of digital and mobile banking as well as expanding ecommerce and digital payments necessitates that banks can identify potential fraud in real time. In addition, they must be agile enough to quickly adapt to changing fraud threats and trends, identify suspicious activity across channels, and detect organized ring activity. Congratulations to NICE Actimize on its strong performance in this report.”

The report’s profile noted that “NICE Actimize specializes in delivering comprehensive enterprise fraud applications for the banking industry. It provides a full suite of products in its Integrated Fraud Management (IFM) platform. IFM-X is the company's next-generation IFM platform designed to leverage automation and machine learning to streamline its bank customers' enterprise fraud management operations.”

Summarizing NICE Actimize’s strengths in Enterprise Fraud, the IDC MarketScape Enterprise Fraud Management report cited several key areas, noting, “The NICE Actimize platform is purpose built for traditional financial services organizations and is the primary market that the company serves; however, its agility means it can also provide benefit to nonbank financial institutions. The platform is proven to work at extreme scale with high performance and reliability. AI-enabled alert and case management can provide efficiency gains across fraud operations teams.”

In addition, the report also stated that “NICE Actimize offers a managed analytics service leveraging data gathered through its regionally based fraud intelligence service, ActimizeWatch. The benefit of this to buyers is that new fraud detection models and features can be delivered to bank fraud teams based on data gathered across the industry.”

Craig Costigan CEO, NICE Actimize, stated, “The IDC MarketScape report reflects the significant investments that NICE Actimize has made in its Enterprise Fraud offerings, that leverage advanced analytics, automation and machine learning capabilities designed to quickly adapt to the changing fraud patterns inherent in our market today. The IDC MarketScape Enterprise Fraud report provides an independent assessment of the market and NICE Actimize is proud to be recognized as a Leader in this report.”

The IDC Financial Insights study presents a 2020 vendor assessment of worldwide enterprise fraud management (EFM) technology providers. This research quantitatively and qualitatively assesses multiple characteristics that help explain a technology supplier's success and position in the marketplace relative to its peers.

To download an excerpt of the IDC MarketScape report, please click here.

IDC MarketScape
IDC MarketScape vendor analysis model is designed to provide an overview of the competitive fitness of ICT (information and communications technology) suppliers in a given market. The research methodology utilizes a rigorous scoring methodology based on both qualitative and quantitative criteria that results in a single graphical illustration of each vendor’s position within a given market. IDC MarketScape provides a clear framework in which the product and service offerings, capabilities and strategies, and current and future market success factors of IT and telecommunications vendors can be meaningfully compared. The framework also provides technology buyers with a 360-degree assessment of the strengths and weaknesses of current and prospective vendors.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.